Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX PROVIDES GUIDANCE FOR
THE FOURTH QUARTER OF 2007

MONTERREY, MEXICO, December 16, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending December 31, 2007 to be close to US$1,100 million, an increase of about 18% versus the same period last year, while operating income is expected to be close to US$650 million, 6% higher than the same period a year ago. Guidance for operating income excludes potential adjustments due to the revaluation of Rinker’s assets. CEMEX expects sales of about US$5.8 billion, an increase of around 30% versus the same period a year ago. For the full year 2007, CEMEX expects EBITDA of about US$4.6 billion, an increase of approximately 11% over last year. Revenue is expected to be in excess of US$21.6 billion, while operating income is expected to be close to US$3.1 billion, a growth of approximately 18% and 5% respectively. These results include the effect of consolidating the Rinker group starting July 1, 2007.

Rodrigo Treviño, CEMEX’s Chief Financial Officer, said: “Our EBITDA guidance for 2007 reflects the continued weakness in the US residential sector and the upfront costs associated with the post-merger-integration process and our global expense-reduction initiatives. These initiatives will be important contributors to EBITDA growth in 2008 and beyond.”

“The strong operating performance and favorable supply-demand dynamics in most of our markets will more than offset the effects from the ongoing correction in the residential sector in the United States.”

“For 2008, we expect revenues of about US$24.5 billion and EBITDA of about US$5.6 billion, which represents a 13% growth rate over proforma 2007 excluding inflationary-accounting and exchange-rate-conversion effects. Close to half of the expected EBITDA growth for 2008 is expected to come from the contribution from synergies achieved in relation to the Rinker acquisition as well as our expense-reduction initiatives. The remainder will be organic growth, which we expect to be achieved in spite of zero growth in the United States and Spain.”

“We will continue to apply most of our free cash flow to reduce debt and remain committed to our deleveraging commitments”.

For the fourth quarter, CEMEX’s domestic cement and ready-mix sales volumes in Mexico are expected to increase by about 2% and 7%, respectively, versus the same quarter a year ago. For the full year, cement and ready-mix volumes are expected to increase by about 4% and 9%, respectively, versus the same period of last year. The formal residential and infrastructure sectors continue to be the main drivers of demand in Mexico.

In CEMEX’s operations in the United States, cement, ready-mix, and aggregates volumes are expected to increase about 2%, 56%, and 180%, respectively, during the fourth quarter, versus the same period last year. For the full year 2007, cement volumes are expected to decrease by about 7%, ready-mix volumes are expected to increase by about 13%, and aggregates volumes are expected to increase by about 73% versus the same period in 2006. These results include the effect of the Rinker operations starting in the third quarter 2007.

On a like-to-like basis for the ongoing operations, cement volumes would have decreased by about 16% for the quarter and by about 18% for the full year versus the same periods last year. Ready-mix volumes would have decreased by about 20%, both for the quarter and for the full year versus the same periods in 2006. Aggregates volumes would have decreased by about 12% for the quarter and by about 13% for the full year versus the comparable periods last year.

The decline in demand continues to be driven by the ongoing correction in the residential sector. The timing and recovery of this sector continue to be uncertain.

Cement and ready-mix volumes for CEMEX’s operations in Spain, are expected to decrease by about 4% and 5%, respectively, during the fourth quarter versus the comparable period of last year. For the full year, both cement and ready-mix volumes are expected to decrease by about 4% versus the comparable period in 2006. Continued deceleration in the residential sector and lower activity in the civil works sector has affected volumes during the quarter.

During the fourth quarter and versus the comparable quarter last year, CEMEX expects cement volumes in the United Kingdom to increase by about 4%, ready-mix volumes are expected to increase by about 1%, and aggregates volumes are expected to increase by about 7%. For the full year 2007, cement volumes are expected to increase by about 10%, ready-mix volumes are expected to decrease by about 2%, following some divestments during the quarter. On a like-to-like basis, ready-mix volumes are expected to decrease by about 1%.

Aggregates volumes for the full year are expected to increase by about 2% versus the same period in 2006. The volume for cementitious materials, including cement and slag, is expected to increase by about 7% for the quarter and 13% for the full year versus the comparable periods of last year. The main drivers of demand in the country have been the industrial and commercial sectors, and to a minor extent, the infrastructure sector.

Guidance numbers, including 2008 estimates, are calculated on the basis of market close exchange rates as of December 14, 2007. Given the volatility of foreign exchange rates and the exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.
###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.